August 29, 2017

VIA EDGAR AND FEDEX

Ms. Erin E. Martin

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation
Registration Statement on Form S-4
Filed July 25, 2017
File No. 333-219438

Dear Ms. Martin:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in the letter to the Company, dated August 17, 2017, from the staff of the United States Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-219438) (the “Registration Statement”) relating to the Company’s proposed acquisitions of Southwest Bancorp, Inc. (“OKSB”) and First Texas BHC, Inc. (“First Texas”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2017

General

1.	We note that the parties each provided projections to the financial advisor for another party. For example only, on page 89 you disclose that the financial advisor for OKSB, KBW, received certain projections from Simmons’ management, including long-term growth rates. Similarly, on page 128 you disclose that the financial advisor for Simmons, Mercer, reviewed “multi-year financial projections for First Texas as prepared by First Texas management.” Please disclose all material projections provided by each party to another party’s financial advisor.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 96-97, 105-106 and 132 to Amendment No. 1 to include the projections that the Company provided to OKSB and that OKSB and First Texas provided to the Company, respectively. In addition to such projections, the disclosure on page 97 of Amendment No. 1 include certain publicly available consensus “street estimates” that were confirmed by the Company. We supplementally advise the Staff that we believe no material projections were provided by the Company to First Texas or its financial advisor, and that neither the Company nor First Texas confirmed any “street estimates” on behalf of the other party’s financial advisor.

Prospectus Cover Page

2.	Please revise to disclose that each of the OKSB merger and the First Texas merger is subject to a floor price, triggering OKSB’s and First Texas’ termination right, respectively, as described on page 163. Please also revise to disclose that, if either of OKSB or First Texas exercises its right to terminate its respective merger agreement, Simmons may prevent termination by increasing the cash consideration per share.

Response:

The Company respectfully advises the Staff that the respective termination rights of OKSB and First Texas that are referenced in the comment are triggered if the average closing price of the Company’s common stock (i) falls below a specified floor price and (ii) underperforms a specified index of banking stocks by more than 20%. If OKSB or First Texas were to exercise their respective termination rights following such an absolute and relative decline in the Company’s stock price, the Company would have the right, but not the obligation, to substitute additional cash consideration to provide that the aggregate total consideration to OKSB or First Texas shareholders, as applicable, would be no less than if the average closing price of the Company’s common stock had been the specified price referenced in clause (i) above. In light of the low likelihood that the respective termination rights would be triggered, the Company’s ability to avoid a termination by substituting additional cash consideration and the complexity of these provisions, the Company believes that disclosure of this information on the cover page of the joint proxy statement/prospectus is unwarranted. Furthermore, this disclosure relates to termination rights of OKSB and First Texas and related cure rights of the Company, and not to adjustments of the merger consideration to be paid to the respective shareholders of OKSB and First Texas. However, in response to the Staff’s comment and discussions between the Company’s counsel and the Staff, the Company has revised its disclosure on the cover pages of the joint proxy statement/prospectus to summarize these provisions and provide a cross-reference to a more detailed discussion that appears on page 163 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2017

Simmons Increase in Number of Directors, page 166

3.	Please file the consents of Messrs. Teubner and Purvis as exhibits with your next pre-effective amendment, given their appointments to the board of directors of Simmons in connection with the OKSB merger and the First Texas merger, respectively. Refer to Securities Act Rule 438.

Response:

In response to the Staff's comment, the Company has filed the consents of Messrs. Teubner and Purvis as Exhibits 99.7 and 99.8, respectively, to Amendment No. 1.

Exhibits 8.1 and 8.2 – Opinions of Covington & Burling LLP

4.	We note that the tax opinions filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transactions are uncertain (i.e., the statement at the bottom of page 168 that the parties “intend for each merger to qualify as a ‘reorganization’ for U.S. federal income tax purposes”) and instead provide a firm conclusion regarding the material tax consequences to investors. Alternatively, please have counsel revise to provide long-form opinions.

Response:

In response to the Staff's comment, the Company has revised its disclosure on pages 9, 19, 167 and 168 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986, Michael P. Reed (202) 662-5988 or Matthew C. Franker (202) 662-5895 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	David Lin

Staff Attorney

Frank M. Conner III

Michael P. Reed

Matthew C. Franker

Covington & Burling LLP